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                                                                  EXHIBIT 99.8


This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made by the Prospectus (as defined below) and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. This Offer, however, is not being made to, nor will Shares be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Acquiror (as defined below) may in its discretion, however, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In jurisdictions whose laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on Acquiror's behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NOTICE OF OFFER TO EXCHANGE EACH OUTSTANDING SHARE OF COMMON STOCK (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE COMMON STOCK) OF HARMON INDUSTRIES, INC. FOR SHARES OF COMMON STOCK OF GENERAL ELECTRIC COMPANY HAVING A VALUE OF $30 (DETERMINED AS DESCRIBED BELOW) BY FOUR POINTS ACQUISITION, INC. A WHOLLY OWNED SUBSIDIARY OF GENERAL ELECTRIC COMPANY

Four Points Acquisition, Inc. ("Acquiror"), a Missouri corporation and a wholly owned subsidiary of General Electric Company, a New York corporation ("Parent"), is offering to exchange a fraction of a share of Common Stock, par value $0.06 per share, of Parent ("Parent Common Stock") having a value of $30, determined as described below, for each outstanding share of common stock, par value $0.25 per share (the "Common Stock"), of Harmon Industries, Inc. (the "Company"), together with the associated rights to purchase common stock issued pursuant to the Rights Agreement, dated as of April 26, 1999 (the "Rights Agreement"), between the Company and UMB Bank, N.A., as Rights Agent (the "Rights" and, together with the Common Stock, the "shares"), upon the terms and subject to the conditions set forth in the Prospectus, dated July 25, 2000 (the "Prospectus"), and in the related Letter of Transmittal (which, together with the Prospectus and any amendments or supplements thereto, collectively constitute the "Offer"). The fraction of a share of Parent Common Stock for which each Share would be exchanged in the Offer will be determined by dividing $30 by the average

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(rounded to the nearest 1/10,000) of the daily volume-weighted sales price per share of Parent Common Stock on the New York Stock Exchange, Inc. (as reported by Bloomberg Financial Markets or, if not reported thereby, any other authoritative source) for each of the ten consecutive trading days ending on the trading day that is two trading days prior to the date on which the Shares are accepted for payment in the Offer. Stockholders of record who tender directly to the Exchange Agent (as defined below) will not be obligated to pay brokerage fees or commissions, if any, on the purchase of Shares by Acquiror or pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Acquiror will pay all charges and expenses of The Bank of New York, which is acting as exchange agent (the "Exchange Agent"), and Morrow & Co., Inc. which is acting as the information agent (the "Information Agent"), incurred in connection with the Offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, AUGUST 21, 2000, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to the Expiration Date that number of Shares which, together with the Shares beneficially owned by Parent, represents not less than two-thirds of the total outstanding Shares on a fully diluted basis and (2) the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and similar statutes or regulations of foreign jurisdictions. The Offer is also subject to other conditions. See the Prospectus.

The Offer is being made pursuant to the Agreement and Plan of Merger dated as of July 16, 2000 (the "Merger Agreement") among Parent, Acquiror and the Company. The Merger Agreement provides, among other things, that following the completion of the Offer and the satisfaction or waiver, if permissible, of all conditions set forth in the Merger Agreement and in accordance with the Missouri General and Business Corporation Law, Acquiror will be merged with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or Shares owned by Acquiror or Parent and other than Shares held by holders who perfect dissenter's rights under applicable law) shall be cancelled and will be converted into the right to receive the same consideration paid in the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement. Under certain circumstances described in the Prospectus, stockholders may be entitled to appraisal rights in connection with the Merger. The Merger Agreement is more fully described in the Prospectus.

The Board of Directors of the Company has (1) determined that the Offer, the Merger and the Merger Agreement are fair to, and in the best interests of, the Company's Stockholders, (2) approved the Offer, the Merger and the Merger Agreement and (3) recommended that the Company's Stockholders accept the Offer and tender their Shares pursuant thereto and approve and adopt the Merger Agreement.

For purposes of the Offer, the Acquiror shall be deemed to have accepted for exchange Shares validly tendered and not properly withdrawn when, as and if Acquiror gives oral or written notice to the Exchange Agent of its acceptance of the tenders of such Shares. Delivery of Parent Common Stock in exchange for Shares pursuant to the Offer and cash in lieu of fractional shares of Parent Common Stock will be made by the Exchange Agent, which will act as agent for tendering stockholders, as soon as practicable after receipt of such notice. The Exchange Agent will act as agent for tendering stockholders for the purpose of receiving shares of Parent Common Stock and cash to be paid in lieu of fractional shares of Parent Common Stock from Acquiror and transmitting such shares of Parent Common Stock and cash to validly tendering stockholders. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Exchange Agent of
(i) certificates representing such Shares (or timely confirmation of a book-entry transfer of such Shares into the Exchange Agent"s account at The Depository Trust Company ("DTC")), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees or an Agent's Message (as defined in the Prospectus) in connection with a book-entry transfer and (iii) any other documents required by the Letter of Transmittal.

The term "Expiration Date" means 12:00 midnight, New York City time, on Monday, August 21, 2000, unless and until Acquiror (subject to the terms and conditions of the Merger

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Agreement) extends the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Acquiror, shall expire prior to the purchase of any Shares. If the conditions to the Offer are not satisfied or waived on any scheduled expiration date of the Offer and such conditions could reasonably be expected to be satisfied, Parent shall cause Acquiror to, and Acquiror shall, extend the Offer, from time to time for such amount of time as is reasonably necessary to permit such conditions to be satisfied or waived; provided that (a) no single extension shall exceed 10 business days and (b) Acquiror shall not be required to extend the Offer beyond November 30, 2000 (the "Outside Date").

Acquiror reserves the right, in its sole discretion (subject to the provisions of the Merger Agreement), at any time or from time to time to, (a) extend the Offer for any period required by any rule or regulation of the Securities and Exchange Commission applicable to the Offer and (b) if more than two-thirds but less than 90% of the outstanding Shares shall have been validly tendered pursuant to the Offer as of the scheduled or extended Expiration Date, extend the Offer for an aggregate period of not more than ten business days beyond the latest Expiration Date that would otherwise be permitted under clause (a) of this sentence. Subject to the provisions of the Merger Agreement, Acquiror expressly reserves the right to increase the exchange ratio or to make any other changes in the terms and conditions of the Offer; provided, however, that (a) the minimum condition may be amended or waived only with the prior written consent of the Company and (b) no change may be made that changes the form of consideration to be paid, decreases the price per share or the number of Shares sought in the Offer, imposes conditions to the Offer in addition to those set forth in the Merger Agreement, extends the Expiration Date of the Offer beyond the initial Expiration Date of the Offer (except as provided above) or makes any other change which is adverse to the holders of the Shares.

If Parent decides to extend the Offer, Parent will make an announcement to that effect no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the right to withdraw the Shares.

Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, and unless theretofore accepted for payment pursuant to the Offer, may also be withdrawn at any time after September 23, 2000. For a withdrawal of Shares tendered to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Exchange Agent at one of its addresses set forth in the Prospectus. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name(s) in which the certificate(s) representing such Shares are registered, if different from that of the person who tendered such Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Exchange Agent, the name of the registered holder and the serial numbers shown on the particular certificate evidencing the Shares to be withdrawn must also be furnished to the Exchange Agent prior to the physical release of the Shares to be withdrawn. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Prospectus) (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with such withdrawn Shares and must otherwise comply with DTC's procedures. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Acquiror, in its sole discretion, and its determination will be final and binding on all parties.

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Exchange Act is contained in the Prospectus and is incorporated herein by reference.

In connection with the Offer, the Company has provided Acquiror with the names and addresses of all record holders of Shares and security position listings of Shares held in stock depositories. The Prospectus, the related Letter of Transmittal and other related materials will be mailed to registered holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency"s security position listing for subsequent transmittal to beneficial owners of Shares.

The Prospectus and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

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Any questions or requests for assistance or for additional copies of the
Prospectus, the related Letter of Transmittal and other related tender offer materials may be directed to the Information Agent at its address and telephone number set forth below, and copies will be furnished promptly at Acquiror's expense. Acquiror will not pay any fees or commissions to any broker or dealer or any other person (other than the Exchange Agent and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

MORROW & CO., INC.
445 Park Avenue, 5th Floor
New York, New York 10022
Call Collect: (212) 754-8000
Banks and Brokerage Firms Call: (800) 662-5200
Shareholders Please Call: (800) 566-9061
July 25, 2000